Exhibit 99.2

IFRS USD Press Release

Resilient performance in a seasonally weak quarter; Large deal momentum continues with 71% net new deals Infosys Topaz driving strong differentiation and market leadership in generative AI

Bengaluru, India – January 11, 2024: Infosys (NSE, BSE, NYSE: INFY), a global leader in next generation digital services and consulting, delivered $4,663 million in Q3 revenues with year-on-year and sequential decline of 1.0% in constant currency. Large deal TCV for the quarter was $3.2 billion, with 71% being net new. Operating margin for the quarter was 20.5%, a sequential decline of 70 bps. Attrition declined further to 12.9%. FY24 revenue guidance revised to 1.5%-2.0% and operating margin guidance at 20%-22%.

“Our performance in Q3 was resilient. Large deal wins were strong at $3.2 billion, with 71% of this as net new, reflecting the relevance and strength of our portfolio of offerings ranging from generative AI, digital and cloud to cost, efficiency and automation” said Salil Parekh, CEO and MD. “Our clients are leveraging our Topaz generative AI capabilities and our Cobalt cloud capabilities to create long-term value for their businesses”, he added.

Guidance for FY24:

•	Revenue growth of 1.5%-2.0% in constant currency
•	Operating margin of 20%-22%

1.	Key highlights:

For quarter ended December 31, 2023

•        Revenues in CC terms declined by 1.0% YoY and QoQ

•        Reported revenues at $4,663 million, growth of 0.1% YoY

•        Operating margin at 20.5%, decline of 1.0% YoY and 0.7% QoQ

•        Basic EPS at $0.18, decline of 7.1% YoY

•        FCF at $665 million, growth of 15.5% YoY; FCF conversion at 90.6% of net profit

For the nine months ended December 31, 2023

•        Revenues in CC terms grew by 1.8% YoY

•        Reported revenues at $13,997 million, growth of 2.5% YoY

•        Operating margin at 20.8%, decline of 0.2% YoY

•        Basic EPS at $0.53, flat YoY

•        FCF at $2,034 million, growth of 11.7% YoY; FCF conversion at 92.1% of net profit

“Q3 performance is a demonstration of our strong execution capabilities reflected in improved operational efficiencies achieved under ‘Project Maximus’, despite a challenging environment”, said Nilanjan Roy, Chief Financial Officer. “Cash generation remained robust with FCF to net profit conversion for Q3 at 90.6%”, he added.

2. Client wins & Testimonials

•	Infosys entered into a collaboration with smart Europe GmbH for five years to bring sustainable electric mobility to customers. Dirk Adelmann, Chief Executive Officer, smart Europe GmbH, said, “We are pleased to have Infosys as our partner on this journey. Infosys’ strong leadership commitment backed by its ability to drive end-to-end application development and maintenance with efficiency and effectiveness, will help us boost our operational performance and user experience.”
•	Infosys announced a strategic long-term collaboration with TK Elevator (TKE) to help consolidate, harmonize, and modernize their digital landscape. Susan Poon, Global CIO at TK Elevator, said, “Technology empowers our employees and business associates to deliver high-quality services to customers and users across the value chain. We are delighted to significantly expand our collaboration with Infosys, which brings end-to-end digital transformation capabilities, helping us accelerate our business transformation and to realize our strategic vision.”
•	Infosys collaborated with LKQ Europe to help integrate and standardize their disparate business processes and systems, to enable synergies and achieve economies of scale. Varun Laroyia, Chief Executive Officer, LKQ Europe, said, “At LKQ, we are constantly enhancing our market leading position. This project is an extension of our original program and focused on building a more streamlined and impactful organization. With Infosys as our strategic partner, we are aiming to reduce complexities, increase efficiency and leverage our strengths. This will allow us to upgrade our focus on customer-centricity, ensure best in class customer experiences and further excel our top position.”
•	Infosys and Spirit AeroSystems inaugurated their dedicated center for aerospace engineering excellence in Richardson, Texas. The center will enable Infosys to work more closely with Spirit AeroSystems to develop cross-functional solutions to pressing business challenges in the aircraft development lifecycle. Dr. Sean Black, Senior Vice President, Chief Technology Officer and Chief Engineer, Spirit AeroSystems, said, “The strategic collaboration with Infosys in Richardson, Texas, will leverage the talent pool in the North Texas region and create a dedicated center for aerospace engineering excellence to cover the complete aircraft development life cycle for both new derivatives and in-service aircraft.”
•	Infosys helped enhance Spotlight Retail Group’s customer growth via an omnichannel digital fulfilment and advanced analytics platform leveraging Infosys Topaz. Tal Lall, Group General Manager, Digital and Omnichannel, Spotlight Retail Group, said, “At Spotlight Retail Group, we are committed to continuously optimize customer experiences as one of our key competitive differentiators. One of the ways that we’ve done this is through greater investment in personalization, and this is core to the digital commerce platform built with Infosys Topaz, leveraging its advanced analytics capabilities. This platform now provides us with deeper customer insights while supporting scalability to meet customer demands and onboarding new brands. We are delighted to have collaborated with Infosys on this journey.”
•	Infosys collaborated with Proximus to help modernize their IT stack, optimize costs and broaden their portfolio of offerings. Antonietta Mastroianni, Chief Digital & IT Officer at Proximus, said, “Our affiliates are an important part of Proximus’ multi-brand strategy. They have a fantastic reputation in Belgium when it comes to quality service at great prices. In order to continue to ensure smooth operations and an enhanced portfolio of offerings to all our customers, it was crucial to achieve deeper integration in the Proximus IT stack. A complex transition, involving multiple vendors, applications in an evolving landscape meant that we needed new operating model and sourcing strategy that could anticipate and adapt to our requirements. Infosys as a managing partner for this venture with the out-tasking model enabled us to successfully complete the program on time and with great quality of delivery.”
•	Bank of Commerce selected Infosys Finacle for its core banking transformation to help replace their legacy platform. Michelangelo R. Aguilar, President and CEO, Bank of Commerce, said, “We are pleased to have chosen Infosys Finacle due to its established presence in the Philippines, robust solutions suite, and record of reliable delivery in the market. The modernization of our core banking system is an integral part of BankCom’s digital transformation journey as a universal bank in delivering a truly digital banking experience to our clients. It will enable us to operate better, innovate, and keep pace with industry best practices, regulatory requirements, and evolving expectations of the markets we serve, notably the San Miguel Group and SMC ecosystem.”

3. Recognitions & Awards

AI and Cloud Services

•	Positioned as a leader in HFS Horizons: Generative Enterprise Services, 2023
•	Recognized as a leader in Constellation ShortList 2023: AI-Driven Cognitive Applications
•	Recognized as a leader in Constellation ShortList 2023: Artificial Intelligence and Machine Learning Best-of-Breed Platforms
•	Positioned as a leader in Gartner Magic Quadrant for Cloud ERP Services for Service-Centric Enterprises
•	Rated as a leader in Cloud Services in Insurance PEAK Matrix® Assessment 2023 by Everest Group
•	Recognized as a leader in IDC MarketScape: Worldwide Managed Public Cloud Services 2023 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: IDC Asia/Pacific Cloud Professional Services Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Asia/Pacific Microsoft Business Applications Implementation Services Vendor Assessment, 2023–2024
•	Rated as a leader in NelsonHall’s Advanced Digital Workplace Services NEAT
•	Recognized as a leader in Public Cloud ISG Provider Lens™ report in the US, UK and Nordics regions

Key Digital Services

•	Recognized as a leader in Constellation ShortList 2023: Metaverse Design and Services
•	Rated as a leader in Healthcare Payer Digital Services PEAK Matrix® Assessment 2023 by Everest Group
•	Recognized as a Leader in the Gartner® Magic Quadrant™ for Finance and Accounting Business Process Outsourcing 2023
•	Rated as a leader in Lending IT Services PEAK Matrix® Assessment 2023 by Everest Group
•	Rated as a leader in Next-generation Quality Engineering (QE) Services PEAK Matrix® Assessment 2023 by Everest Group
•	Recognized as a leader in IDC MarketScape: Worldwide Production Management Service Providers 2023 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Quality Management Service Providers 2023 Vendor Assessment
•	Positioned as a leader in HFS Horizons: Low-Code Services, 2023
•	Recognized as a leader in IDC MarketScape: Worldwide Supply Chain All Other Ecosystems Services 2023 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Software Engineering Services 2023 Vendor Assessment
•	Recognized as a leader in Avasant’s Tech-enabled Sustainability Services 2023–2024 RadarView™
•	Recognized as a leader in Avasant’s Intelligent IT Ops Services 2023-2024 RadarView™
•	Recognized as a leader in Avasant’s Nordics Digital Services 2023-2024 RadarView™

Industry & Solutions

•	Positioned as a leader in HFS Horizons: Retail and CPG Service Providers, 2023
•	Infosys BPM won the ‘Best CSR Impact’ award, at the Corporate Social Responsibility Summit and Awards 2023
•	Infosys Finacle recognized as Best SaaS Provider Europe 2023 at the Global Finance Awards
•	Infosys Finacle and The National Bank of Greece awarded in the category ‘Best Core Banking Implementation Europe 2023’ at the Global Finance Awards
•	Infosys Finacle and Union Bank of India recognized at the 2023 Banking Tech awards in the Best Embedded Finance Initiative category
•	Infosys Finacle and Emirates NBD awarded ‘Best Digital Transformation Implementation’ at the MEA Finance Leaders Awards 2023

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the actual or anticipated findings of the ongoing assessment of the extent and nature of exfiltrated data in relation to the McCamish cybersecurity incident and customer reaction to such findings, and the amount of any additional costs, including indemnities or damages / claims, resulting from the McCamish cybersecurity incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	December 31, 2023	March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	1,640	1,481
Current investments	958	841
Trade receivables	3,680	3,094
Unbilled revenue	1,589	1,861
Other Current assets	1,425	1,349
Total current assets	9,292	8,626
Non-current assets
Property, plant and equipment and Right-of-use assets	2,375	2,516
Goodwill and other Intangible assets	1,075	1,095
Non-current investments	1,354	1,530
Unbilled revenue	202	176
Other non-current assets	1,308	1,369
Total non-current assets	6,314	6,686
Total assets	15,606	15,312
LIABILITIES AND EQUITY
Current liabilities
Trade payables	460	470
Unearned revenue	922	872
Employee benefit obligations	326	292
Other current liabilities and provisions	2,970	3,135
Total current liabilities	4,678	4,769
Non-current liabilities
Lease liabilities	802	859
Other non-current liabilities	458	460
Total non-current liabilities	1,260	1,319
Total liabilities	5,938	6,088
Total equity attributable to equity holders of the company	9,617	9,172
Non-controlling interests	51	52
Total equity	9,668	9,224
Total liabilities and equity	15,606	15,312

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended December 31, 2023	3 months ended December 31, 2022	9 months ended December 31, 2023	9 months ended December 31, 2022
Revenues	4,663	4,659	13,997	13,657
Cost of sales	3,274	3,230	9,755	9,544
Gross profit	1,389	1,429	4,242	4,113
Operating expenses:
Selling and marketing expenses	204	196	633	574
Administrative expenses	229	232	692	671
Total operating expenses	433	428	1,325	1,245
Operating profit	956	1,001	2,917	2,868
Other income, net (3)	79	84	196	229
Profit before income taxes	1,035	1,085	3,113	3,097
Income tax expense	301	285	904	859
Net profit (before minority interest)	734	800	2,209	2,238
Net profit (after minority interest)	733	800	2,208	2,237
Basic EPS ($)	0.18	0.19	0.53	0.53
Diluted EPS ($)	0.18	0.19	0.53	0.53

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and nine months ended December 31, 2023, which have been taken on record at the Board meeting held on January 11, 2024.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost
4.	As the quarter and nine months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the nine months ended figures reported in this statement.